Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 30, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folake Ayoola
Larry Spirgel
Division of Corporation Finance
Office of Trade & Services

Waverley Capital Acquisition Corp. 1

Amendment No. 1 to Registration Statement on Form S-1

Filed June 9, 2021

File No. 333-254842

Ladies and Gentlemen:

On behalf of our client, Waverley Capital Acquisition Corp. 1, a Cayman Islands exempted company incorporated with limited liability (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 22, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

The Registrant has asked us to convey the following as its responses to the Staff:

Dilution, page 87

1.

We note your response to prior comment 3. It is unclear to us how you determined the amount of the increase attributable to public shareholders both with and without overallotment. Please supplementally provide us with your calculations of these amounts.

Response to Comment 1

The Registrant acknowledges the Staff’s comment and in response has provided calculations regarding the amount of the increase attributable to public shareholders both with and without overallotment.

The amounts of $9.59 and $9.69 were included in the filing in error. The correct amounts are $0.90 and $0.80. They are calculated as the difference between the net tangible book value of $(0.07) and the pro forma net tangible book value after offering of $0.83 and $0.73. We have revised the filing to reflect these amounts on page 83 of the registration statement.

Capitalization, page 90

2.	Please revise the actual column as of March 31, 2021 to include the $170,000 in related party promissory notes payable as shown on your March 31, 2021 balance sheet.

Response to Comment 2

The Registrant has revised the Registration Statement in response to the Staff’s comment. See page 85 of the Registration Statement.

Financial Statements

Balance Sheets, page F-3

3. Please revise to present sub-totals that differentiate between current and noncurrent assets.

Response to Comment 3

The Registrant has revised the Registration Statement in response to the Staff’s comment. See page F-3 of the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or Christodoulos Kaoutzanis at (212) 373-3445.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission

Lisa Etheredge

Robert Littlepage

Waverley Capital Acquisition Corp. 1

Daniel Leff

Alan Henricks

Akin Gump Strauss Hauer & Feld LLP

Alice Hsu, Esq.

Lucas Torres, Esq.

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